UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers:	333-89312-02 333-90756-03 333-101598-03 333-107942-05 333-119261-27 333-120642-27 333-127262-45 333-131342-56 333-133115-61

ELDERTRUST OPERATING LIMITED PARTNERSHIP

(Exact Name of Registrant as Specified in its Charter)

10350 Ormsby Park Place, Suite 300, Louisville, Kentucky 40223, (502) 357-9000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Guarantees of 8¾% Senior Notes due 2009, 6¾% Senior Notes due 2010, 9% Senior Notes due 2012, 6 5/8% Senior Notes due 2014, 7 1/8% Senior Notes due 2015, 6½% Senior Notes due 2016 and 6¾% Senior Notes due 2017 of Ventas Realty, Limited Partnership and Ventas Capital Corporation

(Title of Each Class of Securities Covered by this Form)

None

(Titles of All Other Classes of Securities for which a Duty to File Reports under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    None

Pursuant to the requirements of the Securities Exchange Act of 1934, ElderTrust, as former general partner of the liquidated and dissolved ElderTrust Operating Limited Partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	ELDERTRUST

Date:	April 17, 2009	By:	/s/ Richard A. Schweinhart
Richard A. Schweinhart Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.